RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

[redacted]

Exemption File No. 82 – 35005

15th October, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted, a Media Release dated October 15, 2009 in the matter of media statement made by the Chairman on the Report submitted by Special Auditors to DoT, to the Stock Exchanges in India as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

10/29

Media Statement by the Chairman on the Report submitted by Special Auditor to DoT.

Mumbai, October 15, 2009:

Good afternoon – I thank you all, for being on this call at short notice.

It is a matter of deep regret that over the past few days, a vicious and mala fide campaign of falsehoods and disinformation has been conducted against the Reliance Anil Dhirubhai Ambani Group.

All of you from the national media are fully aware of the hands of our known corporate rivals behind these nefarious activities, including inter alia:

- circulation of e-mails from false IDs
- distribution of papers in unsigned and unmarked envelopes
- spreading of false and vicious rumors regarding the company and its employees
- drumming up of motivated propaganda; and
- unleashing a campaign of calumny and disinformation

This sequence of events has been accompanied by the usual hammering of our group stocks, to create panic and loss of confidence, and to cause huge losses to over 11 million loyal shareholders of our Group.

There is a familiar pattern to these events.

Nearly 2 years ago, in 2007-08, when we were launching our Reliance Power IPO, and on its listing, there was a similarly vicious campaign of disinformation and hammering of our stocks to sabotage the IPO.

This time too, all these events are being stage-managed and blown out of proportion by our known corporate rivals, at a time when there are important developments concerning our Group:

(1) We have filed the draft prospectus for the Reliance Infratel IPO, which we hope to go ahead with, based upon receipt of approvals in due course; and

(2) The all-important hearings in the gas matter are coming up before the Hon'ble Supreme Court early next week.

It is shocking to me that a series of non-issues are being sensationalised and baseless allegations have been levelled against one of our group companies, Reliance Communications, over the past few days.

As per the license terms and conditions, DoT had appointed special auditors in early 2009 to examine the records of all major telecom operators, including RCOM, Bharti Airtel, Vodafone, Tata, and Idea.

For the past 5 days, even before a copy of the alleged special audit report on RCOM was made available to us, selective extracts from the same were shockingly leaked and widely distributed to the media – clearly indicating the hidden intent and mala fide design.

I must straightaway point out that whatever alleged remarks the special auditor has arrived at are completely unilateral, biased and prejudiced, because, contrary to basic standards of professional conduct, and against all auditing norms and practices, the alleged report/findings have not even been discussed by the special auditors with RCOM till date – even though they have been conducting the audit for the past more than 6 months.

In addition, the special auditors, apparently at the instance of our corporate rivals have far exceeded their terms of reference and recorded unwarranted and completely incorrect findings on matters beyond the scope of their audit, thereby again demonstrating their bias and prejudice.

There has been a lot of unnecessary and wild speculation in some sections of the media on the comparison between RCOM's revenue as per TRAI figures and as per RCOM's financial accounts, as commented upon by the special auditors.

The most crucial aspect of the matter, which is conveniently being ignored, is that all these revenue figures have been reported by the company, RCOM itself in its filings with (a) the stock exchanges (b) DoT and (c) TRAI from quarter to quarter, over the last many years, and this is not something that has been "discovered,' as made out by a section of the media, by the special auditors.

The fact is and I want to reiterate:

1. That there is no irregularity or discrepancy in RCOM's accounts;
2. That these accounts have been duly audited by reputed statutory auditors such as KPMG;
3. That these accounts have been subjected to the peer group review by auditors appointed by SEBI as recently as in May 2009.
4. That these accounts have been prepared in accordance with generally accepted Indian accounting standards and principles;
5. That these accounts are in line with telecom and general industry practice.

I would also like to reiterate that: RCOM is fully compliant with:

1. All SEBI disclosure guidelines;
2. Listing guidelines of the stock exchanges; and
3. All relevant provisions of the Companies Act, 1956.

RCOM will discuss the issues raised in the special audit report with DoT and/or other authorities, as may be required – as there are apparently several industry issues arising from the report, and there may be a handful of company specific issues.

Upon examination of all these issues, if there are any legitimate dues found payable towards licence fees, RCOM shall naturally make payment of the same, as per the license terms and conditions.

Besides the above:

1. We are lodging a formal complaint with SEBI to probe the hammering of our group stocks over the past few days.

2. We are lodging a formal complaint with the cyber crime police authorities to investigate the dissemination of false and malicious e-mails against our group from bogus IDs.

3. We will take up the conduct and actions of the special auditors with the Institute of Chartered Accountants of India through our statutory auditors.

We have successfully defeated all such motivated campaigns conducted against us in the past, and we are confident of doing so even in this latest round.

Meanwhile, I look forward to the continued support of our over 11 million shareholders, and am confident they will continue to extend their support to us, despite this latest campaign of disinformation being perpetrated by our known corporate rivals to impair our growth prospects.

I also take this opportunity to wish all of you a Happy Diwali and a prosperous New Year!

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

26th October, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted, a Media Release dated October 25, 2009 issued by the Company in relation to the Special Audit, to the Stock Exchanges in India as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

RCOM has completed preliminary review of special audit report

Reliance Communications strongly affirms that it anticipates NO additional financial liability towards licence or spectrum fee

Special Auditor's report estimating alleged additional liability of Rs. 316 crore is incorrect, hopelessly biased, one-sided and prejudiced

An amount of Rs. 160 crore, representing over 50% of the alleged additional liability of Rs. 316 crore is blatantly incorrect as TDSAT and CESTAT have already passed judgements on those issues in RCOM's favour

The above issues accounting for alleged additional liability of Rs. 160 crore, are in fact industry issues and impact all telecom operators, some in even larger quantum

Findings on the other issues and alleged liability thereon totally incorrect / based on bias and prejudice, contrary to DoT's decisions

Special Auditor has arrived at adverse findings without seeking any response on facts and law from RCOM

Special Auditor has also finalised report without any discussions with RCOM's Statutory Auditors

RCOM"s financial accounts and disclosures are in full conformity with Companies Act, 1956, and relevant stock exchange and SEBI guidelines

Special Audit has not brought out any new item of revenue / difference compared to figures reported by RCOM itself in its quarterly disclosures to the Stock Exchanges, DoT and TRAI

Special Audit Report has no finding on alleged inflation of revenue by RCOM as wrongly reported in a section of the Media

Advance and selective leakage of extracts from Special Audit Report to media reflects conspiracy with corporate rivals to malign RCOM's image and reputation

Mumbai, October 25, 2009: The Department of Telecommunications (DoT) had appointed M/s Parakh & Co, as Special Auditors to conduct audit of the accounts of the Company and its subsidiaries viz; Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Reliable Internet Services Limited for FY 2006-07 and 2007-08, as per the provisions of Clause 22.5 and 22.6 of the UASL Agreement.

DoT has also appointed special auditors to conduct audit of all other major telecom operators namely Bharti, Vodafone, TATA and IDEA, and their reports are awaited.

RCOM has received a copy of the Report issued by the Special Auditors appointed by DoT only on October 14, 2009, that too after persistent follow-up, though the said Report was submitted to DoT on October 07, 2009.

RCOM has now completed its preliminary review of the Special Audit Report, and it is clear that the media reports on the alleged adverse findings, selectively leaked on October 12, 2009, are on the face of it baseless, unsupported and contrary to the facts.

RCOM strongly affirms that it anticipates NO additional financial liability towards licence or spectrum fee.

The Special Auditor's report estimating alleged additional liability of Rs. 316 crore is incorrect, hopelessly biased, one-sided and prejudiced.

The Special Auditor's report is in fact in conflict with industry practice and judgements of TDSAT, CESTAT, etc. on several issues.

For instance, the Special Auditors have **incorrectly alleged that there is an additional liability of Rs. 90 crore towards licence fee on discounts allowed by the Company**. RCOM's stand that no licence fee is payable on this item is completely in line with industry practice, and this has also been upheld in RCOM's own case by a judgement of the Customs, Excise And Service Tax Appelate Tribunal (CESTAT).

Similarly, the Special Auditors have wrongly alleged **that there is an additional liability of Rs. 70 crore towards** licence fees on income such as unrealised foreign exchange gains and interest and dividends earned by the Company **before it became a Licensee. This finding is entirely** contrary to the direct decision of the TDSAT applicable to the entire Telecom Industry.

The Special Auditor's report is also liable to be rejected outright, as, contrary to all norms of audit and professional conduct, they did not discuss their findings and observations with the Company at any stage.

The Special Auditors also did not discuss their views with the Statutory Auditors of the Company, who have audited the Financial Statements of the Company as also the Returns / Statements filed with DoT / TRAI from time to time.

A large number of findings and observations are, apart from being factually incorrect, also beyond the Terms of Reference and have deliberately been drafted and leaked to media to tarnish the image and reputation of the Company.

Importantly, the Special Auditors have themselves stated that "generally, the Company is complying with the requirements for preparation of Annual Financial Statements".

The Company has made regular disclosures of all financial and other information, Quarterly Financial Statements, Annual Reports, and other data as required by Stock Exchanges, SEBI, the Companies Act, 1956 and other applicable laws, rules and regulations.

The observations relating to alleged differences between the revenues reported in the Company's Financial Statements and the revenues reported to TRAI **in fact refer to reconciliations prepared and filed by the Company itself with DoT and TRAI.** The Report does not refer to any item of revenue / or differences apart from items reported by the Company and included in its quarterly disclosures to the Stock Exchanges, DoT and TRAI. **The Special Audit has no where recorded a finding that there was any inflation of revenue by RCOM, as incorrectly alleged in a section of the Media.**

RCOM categorically states:

1. The accounts have been prepared in accordance with generally accepted Indian accounting standards and principles, the applicable provisions of the telecom licence, and general industry practice.

2. The Company has made due disclosures and is fully compliant with the Listing Agreement entered with BSE and NSE, and all SEBI disclosure guidelines.

3. The accounts have been duly audited by the two statutory joint auditors M/s BSR & Co (KPMG) and M/s Chaturvedi & Shah (Nexia International).

4. The accounts have been subjected to the peer group review by auditors appointed by SEBI as recently as in May 2009.

5. There is no irregularity or discrepancy whatsoever in the accounts of the Company.

About Reliance Communications:

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 90 million including over 2.5 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.